Exhibit 4.1

AMENDMENT NO. 2 TO BUSINESS LOAN AGREEMENT

(Bank of America, N.A. – Excelligence Learning Corporation et al.)

This Amendment No. 2 to Business Loan Agreement, dated as of October 1, 2005 (this “Amendment”), is between BANK OF AMERICA, N.A. (the “Bank”) and EXCELLIGENCE LEARNING CORPORATION, a Delaware corporation (“Borrower 1”), EARLYCHILDHOOD LLC, a California limited liability company (“Borrower 2”), EDUCATIONAL PRODUCTS, INC., a Texas corporation (“Borrower 3”), SMARTERKIDS.COM, INC., a Delaware corporation (“Borrower 4”), MARKETING LOGISTICS, INC., a Minnesota corporation dba Early Childhood Manufacturers’ Direct (“Borrower 5”), and COLORATIONS, INC., an Ohio corporation (“Borrower 6”). Borrower 2, Borrower 3, Borrower 4, Borrower 5 and Borrower 6 are wholly-owned subsidiaries of Borrower 1. In this Agreement, unless otherwise specified, all of the Borrowers are referred to collectively as the “Borrower.”

RECITALS

A. The Bank and the Borrower entered into that certain Business Loan Agreement dated as of September 26, 2003, as amended by that certain Amendment No. 1 to Business Loan Agreement dated October 28, 2003 (the “Agreement”). Borrower’s obligations under the Agreement are secured by, among other things, certain personal property owned or thereafter acquired by the Borrower, as well as the proceeds of such personal property, as evidenced by that certain (1) Security Agreement (Receivables, Inventory and Equipment) dated as of September 26, 2003 and (2) Security Agreement – General Intangibles (Patents, Trademarks, Copyrights, Computer Software) dated as of September 26, 2003 (the “Security Agreements”). The Agreement, the Security Agreements, and this Amendment, together with any and all other instruments and agreements that evidence, relate to, or secure the credit extended thereunder, whether or not executed by the Borrower, are hereinafter collectively referred to herein as the “Loan Documents.”

B. The parties now desire to amend the Agreement to extend the availability period of the credit facilities provided by the Bank therein, and to affirm and ratify the Loan Documents, on the terms and conditions set forth in this Amendment.

AGREEMENT

1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Agreement.

2. Amendments. The Agreement is hereby amended as follows:

2.1 Definitions; Borrowing Base. Paragraph 1.2 is hereby deleted in its entirety.

2.2 Definitions; Acceptable Receivable. Paragraph 1.3 is hereby deleted in its entirety.

2.3 Definitions; Acceptable Inventory. Paragraph 1.4 is hereby deleted in its entirety.

2.4 Facility No. 1; Line of Credit Amount. Paragraph 2.1 is hereby amended to read in its entirety as follows:

(a)	During the availability period described below, the Bank will provide a line of credit to the Borrower. The amount of the line of credit (the “Facility No. 1 Commitment”) is the amount indicated for each period set forth below:

Period	Amount
From October 1, 2005 until April 15, 2006	$10,000,000.00
From April 16, 2006 until October 15, 2006	$20,000,000.00
From October 16, 2006 until April 15, 2007	$10,000,000.00
From April 16, 2007 until the Facility No. 1 Expiration Date	$20,000,000.00

The amounts outstanding shall include any standby letters of credit issued by the Bank under Facility No. 1 and the $1,500,000.00 overdraft facility available under Facility No. 1. The amount available for borrowing under the Facility No. 1 Commitment shall equal the applicable amount of the Facility No. 1 Commitment minus the sum of the following items each of which are set out more fully below:

(1)	the amount of any letters of credit issued under Facility No. 1; and

(2)	the $1,500,000.00 overdraft facility available under Facility No. 1.

(b)	This is a revolving line of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

(c)	The Borrower agrees not to permit the principal balance outstanding to exceed the Facility No. 1 Commitment. If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank’s demand.

2.5 Facility No. 1; Availability Period. Paragraph 2.2 is hereby amended to read in its entirety as follows:

The line of credit is available between the date of this Agreement and October 1, 2007, or such earlier date as the availability may terminate as provided in this Agreement (the “Facility No. 1 Expiration Date”).

2.6 Facility No. 1; Preferred Interest Rate. Paragraph 2.4 is hereby amended to read in its entirety as follows:

(a)	The interest rate is a rate per year equal to the BBA LIBOR Daily Floating Rate plus 1.50 percentage points.

(b)

The BBA LIBOR Daily Floating Rate is a fluctuating rate of interest equal to the rate per annum equal to the British Bankers Association LIBOR Rate, as published by Reuters (or other commercially available source providing quotations of the British Bankers Association LIBOR Rate as selected by the Bank from time to time) as determined for each banking day at approximately 11:00 a.m. London time two (2) London Banking Days prior to the date in question, for U.S. Dollar deposits (for delivery on the first day of such interest period) with a one month term, as adjusted from time to time in the Bank’s sole discretion for reserve requirements, deposit insurance assessment rates and other regulatory costs. If such rate is not available at such time for any reason, then the rate for that interest period will be determined by such alternate method as reasonably selected by the Bank. A “London Banking Day” is a day on which banks in London are open for business and dealing in offshore dollars.

2.7 Facility No. 2; Line of Credit Amount. Paragraph 3.1 is hereby amended to read in its entirety as follows:

(a)	During the availability period described below, the Bank will provide a line of credit to the Borrower. The amount of the line of credit (the “Facility No. 2 Commitment”) is the amount indicated for each period set forth below:

Period	Amount
From October 1, 2005 until September 30, 2006	$5,000,000.00
From October 1, 2006 until March 31, 2007	$4,444,445.00
From April 1, 2007 until September 30, 2007	$3,888,890.00
From October 1, 2007 until March 31, 2008	$3,333,335.00
From April 1, 2008 until September 30, 2008	$2,777,780.00
From October 1, 2008 until March 31, 2009	$2,222,225.00
From April 1, 2009 until September 30, 2009	$1,666,670.00
From October 1, 2009 until March 31, 2010	$1,111,115.00
From April 1, 2010 until the Facility No. 2 Expiration Date	$555,560.00

(b)	This is a revolving line of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

(c)	The Borrower agrees not to permit the principal balance outstanding to exceed the Facility No. 2 Commitment. If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank’s demand.

2.8 Facility No. 2; Availability Period. Paragraph 3.2 is hereby amended to read in its entirety as follows:

The line of credit is available between the date of this Agreement and September 30, 2010, or such earlier date as the availability may terminate as provided in this Agreement (the “Facility No. 2 Expiration Date”).

2.9 Facility No. 2; Repayment Terms. Paragraph 3.3 is hereby amended to read in its entirety as follows:

(a)	The Borrower will pay interest on October 1, 2005 and then monthly thereafter until payment in full of any principal outstanding under this line of credit.

(b)	The Borrower will repay in full all principal and any unpaid interest or other charges outstanding under this line of credit no later than the Facility No. 2 Expiration Date.

(c)	Notwithstanding the forgoing provisions, if advances under the Facility No. 2 Commitment are used by the Borrower for the purchase of an intangible asset, including, but not limited to, goodwill of a business, then the repayment of such advances shall be amortized over three (3) years from the date of purchase and the amortized portion of the principal shall be payable on October 1 and April 1 of each year thereafter, with all principal and any unpaid interest due no later than the Facility No. 2 Expiration Date.

2.10 Facility No. 2; Preferred Interest Rate. Paragraph 3.4 is hereby amended to read in its entirety as follows:

The interest rate is a rate per year equal to the BBA LIBOR Daily Floating Rate (as defined in Paragraph 2.4(b) of this Agreement) plus 2.00 percentage points.

2.11 Optional Interest Rates; LIBOR Fixed Rate. Paragraph 4.2 is hereby amended to read in its entirety as follows:

The Borrower’s election to fix the interest rate for a Portion (each a “Libor Rate Portion”), as provided under Paragraph 2.6 and Paragraph 3.6 of this Agreement, shall be subject to the following terms and requirements:

(a)	The interest period during which the LIBOR Rate will be in effect will be a minimum of thirty (30) days and shall not exceed three hundred sixty (360). The first day of the interest period must be a day other than a Saturday or a Sunday on which banks are open for business in New York and London and dealing in offshore dollars (a “LIBOR Banking Day”). The last day of the interest period and the actual number of days during the interest period will be determined by the Bank using the practices of the London inter-bank market.

(b)	Each “LIBOR Rate Portion” will be for an amount not less than Five Hundred Thousand and 00/100 Dollars ($500,000.00).

(c)	The “LIBOR Rate” means the interest rate determined by the following formula. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

LIBOR Rate =	London Inter-Bank Offered Rate
(1.00 - Reserve Percentage)

Where,

(i)

“London Inter-Bank Offered Rate” means for any applicable interest period, the rate per annum equal to the British Bankers Association LIBOR Rate, as published by Reuters (or other commercially available source providing quotations of the British Bankers Association LIBOR Rate as selected by the Bank from time to time) at approximately 11:00 a.m. London time two (2) London Banking Days before the commencement of the interest period for U.S. Dollar deposits (for delivery on the first day of such interest period) with a term equivalent to such interest period. If such rate is not available at such time for any reason then the rate for that interest period will be determined by such alternate method as reasonably selected by the Bank.

(ii)	“Reserve Percentage” means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

(d)	The Borrower shall irrevocably request a LIBOR Rate Portion no later than 12:00 noon Pacific time on the LIBOR Banking Day preceding the day on which the London Inter-Bank Offered Rate will be set, as specified above. For example, if there are no intervening holidays or weekend days in any of the relevant locations, the request must be made at least three days before the LIBOR Rate takes effect.

(e)	The Bank will have no obligation to accept an election for a LIBOR Rate Portion if any of the following described events has occurred and is continuing:

(i)	Dollar deposits in the principal amount, and for periods equal to the interest period, of a LIBOR Rate Portion are not available in the London inter-bank market; or

(ii)	The LIBOR Rate does not accurately reflect the cost of a LIBOR Rate Portion.

(f)	Each prepayment of a LIBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid and a prepayment fee as described below. A “prepayment” is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement.

(g)	The prepayment fee shall be in an amount sufficient to compensate the Bank for any loss, cost or expense incurred by it as a result of the prepayment, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Portion or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by the Bank in connection with the foregoing. For purposes of this paragraph, the Bank shall be deemed to have funded each Portion by a matching deposit or other borrowing in the applicable interbank market, whether or not such Portion was in fact so funded.

2.12 Fees and Expenses; Fees. Paragraph 5.1 is hereby amended to read in its entirety as follows:

(a)	Unused Commitment Fee. The Borrower agrees to pay a fee on any difference between the Facility No. 2 Commitment and the amount of credit it actually uses, determined by the average of the daily amount of credit outstanding during the specified period. The fee will be calculated at 0.25% per year. This fee shall be paid in arrears commencing January 1, 2006 and continuing quarterly thereafter until the expiration of the availability period.

(b)	Waiver Fee. If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, the Borrower will, at the Bank’s option, pay the Bank a fee not to exceed One Thousand Dollars ($1000.00) (the amount to be determined by Bank in its sole and only discretion) for each waiver or amendment. Nothing in this paragraph shall imply that the Bank is obligated to agree to any waiver or amendment requested by the Borrower. The Bank may impose additional reasonable requirements as a condition to any waiver or amendment.

(c)	Late Fee. To the extent permitted by law, the Borrower agrees to pay a late fee in an amount not to exceed four percent (4%) of any particular payment or invoice that is more than fifteen (15) days late. The imposition and payment of a late fee shall not constitute a waiver of the Bank’s rights with respect to the default.

2.13 Conditions; Conditions to First Extension of Credit. Paragraph 8.1(g) is hereby amended to read in its entirety as follows:

Landlord Consent. Signed original acknowledgment of landlord waiver and consent by real property owner(s), in form and content acceptable to the Bank, covering the personal property collateral held on any premises leased by Borrower and Borrower’s rights under those leases (the “Landlord Consent”).

2.14 Covenants; Financial Information. Paragraph 10.2(a) is hereby amended to read in its entirety as follows:

(a)	Within 120 days of the fiscal year end, the annual financial statements of Borrower 1 certified and dated by an authorized officer of Borrower 1. These financial statements must be audited by KPMG LLP or another certified public accountant or firm reasonably acceptable to the Bank, whose auditor’s report will not be qualified. The statements shall be prepared on a consolidated basis including the other Borrowers.

2.15 Covenants; Financial Information. Paragraph 10.2(f) is hereby deleted in its entirety.

2.16 Covenants; Tangible Net Worth. Paragraph 10.3 is hereby deleted in its entirety.

2.17 Covenants; Capital Expenditures. Paragraph 10.8 is hereby amended to read in its entirety as follows:

Not to spend or incur obligations (including the total amount of any capital leases) to acquire fixed assets for more than Three Million Dollars ($3,000,000.00) in any single fiscal year on a consolidated basis.

2.18 Covenants; Acquisition Limitation. Paragraph 10.11 is hereby amended to read in its entirety as follows:

Not to acquire any unaffiliated business entity or portion thereof or any intangible asset of such entity, including, but not limited to, goodwill, in an amount exceeding Five Million Dollars ($5,000,000.00) during any calendar year (the “Limit Amount”). The Limit Amount shall apply to the sum of the cash paid plus liabilities assumed.

2.19 Enforcing this Agreement; Miscellaneous; Arbitration and Waiver of Jury Trial. Paragraph 12.4 is hereby amended to read in its entirety as follows:

(a)	This paragraph concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this Agreement (including any renewals, extensions or modifications); or (ii) any document related to this Agreement (collectively a “Claim”). For the purposes of this arbitration provision only, the term “parties” shall include any parent corporation, subsidiary or affiliate of the Bank involved in the servicing, management or administration of any obligation described or evidenced by this Agreement.

(b)	At the request of any party to this Agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the “Act”). The Act will apply even though this Agreement provides that it is governed by the law of a specified state. The arbitration will take place on an individual basis without resort to any form of class action.

(c)	Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof (“AAA”), and the terms of this paragraph. In the event of any inconsistency, the terms of this paragraph shall control. If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, any party to this Agreement may substitute another arbitration organization with similar procedures to serve as the provider of arbitration.

(d)	The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law section of this Agreement. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed, judgment entered and enforced.

(e)	The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of the statute of limitations, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this Agreement.

(f)

This paragraph does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

(g)	The procedure described above will not apply if the Claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Bank secured by real property. In this case, all of the parties to this Agreement must consent to submission of the Claim to arbitration. If both parties do not consent to arbitration, the Claim will be resolved as follows: The parties will designate a referee (or a panel of referees) selected under the auspices of AAA in the same manner as arbitrators are selected in AAA administered proceedings. The designated referee(s) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections. The referee (or presiding referee of the panel) will be an active attorney or a retired judge. The award that results from the decision of the referee(s) will be entered as a judgment in the court that appointed the referee, in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

(h)	The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.

(i)	By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim. Furthermore, without intending in any way to limit this Agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim. This provision is a material inducement for the parties entering into this Agreement.

2.20 Enforcing this Agreement; Miscellaneous; Returned Merchandise. Paragraph 12.10 is hereby amended to read in its entirety as follows:

Until the Bank exercises its rights to collect the accounts receivable as provided under any security agreement required under this Agreement, the Borrower may continue its present policies for returned merchandise and adjustments. Credit adjustments with respect to returned merchandise shall be made immediately upon receipt of the merchandise by the Borrower or upon such other disposition of the merchandise by the debtor in accordance with the Borrower’s instructions.

3. Additional Conditions. Borrower issued that certain Form 8-K dated September 7, 2005, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, whereby Borrower 1 announced that its Board of Directors had determined that Borrower 1’s previously issued financial statements as of and for the year ended December 31, 2004 and the quarter ended March 31, 2005 should not be relied upon and should be restated. Borrower 1’s Audit Committee, with assistance from Paul, Weiss, Rifkind, Wharton and Garrison LLP, independent legal counsel to the Audit Committee, and AlixPartners, acting as forensic consultants, completed an internal investigation to determine if Borrower improperly failed to record and accrue for certain obligations for the period and fiscal year ended December 31, 2004. Paul, Weiss, Rifkind, Wharton and Garrison LLP and AlixPartners have verbally reported their findings to the Board of Directors of Borrower 1 and Borrower’s management (the “Report”). As a condition precedent to the Bank’s obligation to increase the Facility No. 1 Commitment to $20,000,000.00 on April 16, 2006, as provided in Paragraph 2.1(a) of the Agreement (Paragraph 2.4 of this Amendment) and to provide the Facility No. 2 Commitment, the Bank shall:

(1)	have discussed the Report with Borrower’s management or member(s) of Borrower 1’s Audit Committee (including any recommendations of Borrower 1’s Audit Committee);

(2)	have discussed Borrower’s corrective action plan to resolve the matters identified in the Report with Borrower’s management or member(s) of Borrower 1’s Audit Committee;

(3)	have received a copy of the restated annual financial statement of Borrower 1 for the fiscal year end December 31, 2004 (the “Restated Financial Statement”), audited by KPMG LLP or another certified public accountant or firm reasonably acceptable to Bank, whose auditor’s report will not be qualified;

(4)	be satisfied, in its sole and absolute discretion, that the subject matter of Report has been properly resolved; and

(5)	be satisfied, in its sole and absolute discretion, with the Restated Financial Statement.

4. Ratification of Loan Documents. The Borrower (and each of them) hereby affirms and ratifies the Agreement, the Security Agreements, and all documents and instruments that evidence, or relate to, or secure the credit extended under the Loan Documents. Notwithstanding the foregoing, Borrower 2 specifically acknowledges and agrees that the Agreement and the Security Agreements where executed by: (1) Ronald C. Elliot, in his official capacity as President/Chief Executive Officer of Borrower 1, sole member of Borrower 2; and (2) Judith McGuinn, in her official capacity as Chief Operating Officer of Borrower 1, the sole member of Borrower 2.

5. Effect of Amendment. Except as provided in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.

6. Counterparts. This Amendment may be executed in counterparts, each of which when so executed shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

7. FINAL AGREEMENT. THIS WRITTEN AMENDMENT REPRESENTS THE FINAL AGREEMENT BETWEEN AND AMONG THE PARTIES HERETO AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES.

[Signatures follow on separately numbered pages]

Signature pages consisting of three (3) pages for that certain Amendment No. 2 to Business Loan Agreement dated October 1, 2005 (the “Amendment”), by and between BANK OF AMERICA, N.A. (the “Bank”), EXCELLIGENCE LEARNING CORPORATION, a Delaware corporation (“Borrower 1”), EARLYCHILDHOOD LLC, a California limited liability company (“Borrower 2”), EDUCATIONAL PRODUCTS, INC., a Texas corporation (“Borrower 3”), SMARTERKIDS.COM, INC., a Delaware corporation (“Borrower 4”), MARKETING LOGISTICS, INC., a Minnesota corporation dba Early Childhood Manufacturers’ Direct (“Borrower 5”), and COLORATIONS, INC., an Ohio corporation (“Borrower 6”).

This Amendment is executed as of the date stated at the beginning of this Amendment.

The “Bank”		“Borrower 1”

BANK OF AMERICA, N.A.		EXCELLIGENCE LEARNING CORPORATION, a Delaware corporation

By	/s/ Pete St. Geme	By	/s/ Ronald C. Elliott
Name:	Pete St. Geme	Name:	Ronald C. Elliott
Title:	Vice President	Title:	Chief Executive Officer

		By	/s/ Judith McGuinn
		Name:	Judith McGuinn
		Title:	Executive Vice President and Chief Operating Officer

“Borrower 2”

EARLYCHILDHOOD LLC, a California limited liability company

		By	/s/ Ronald C. Elliott
		Name:	Ronald C. Elliott
		Title:	President and Chief Executive Officer

		By	/s/ Judith McGuinn
		Name:	Judith McGuinn
		Title:	Chief Operating Officer

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“Borrower 3”

EDUCATIONAL PRODUCTS, INC.,
a Texas corporation

By	/s/ Judith McGuinn
Name:	Judith McGuinn
Title:	President

By	/s/ Vikas Arora
Name:	Vikas Arora
Title:	Secretary and Treasurer

“Borrower 4”

SMARTERKIDS.COM, INC.,
a Delaware corporation

By	/s/ Judith McGuinn
Name:	Judith McGuinn
Title:	President

By	/s/ Vikas Arora
Name:	Vikas Arora
Title:	Secretary and Treasurer

“Borrower 5”

MARKETING LOGISTICS, INC.,
a Minnesota corporation dba
Early Childhood Manufacturers’ Direct

By	/s/ Ronald C. Elliott
Name:	Ronald C. Elliott
Title:	President and Chief Executive Officer

By	/s/ Judith McGuinn
Name:	Judith McGuinn
Title:	Vice President and Secretary

2

“Borrower 6”

COLORATIONS, INC., an Ohio
corporation

By	/s/ Ronald C. Elliott
Name:	Ronald C. Elliott
Title:	President

By	/s/ Ronald C. Elliott
Name:	Ronald C. Elliott
Title:	Vice President, Secretary and Treasurer

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